EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2010	2009
Income from continuing operations, before taxes	$19,252,202	$9,742,308
Fixed charges, as adjusted	33,972,987	29,008,246

	$53,225,189	$38,750,554

Fixed charges:
Interest expense including amortization of debt costs	$29,378,888	$24,708,105
Capitalized interest	81,028	1,695,534
Interest factor on rent (1/3 rent expense)	4,594,099	4,300,141

Total fixed charges	34,054,015	30,703,780
Less capitalized interest	(81,028)	(1,695,534)

Fixed charges, as adjusted	$33,972,987	$29,008,246

Ratio of earnings to fixed charges	1.6	1.3